Syneron Reports Second Quarter 2012 Results

All time high revenue of $68.1 million, up 12% Year-Over-Year

Non-GAAP net income of $1.9 million

Yokneam, Israel, August 15, 2012 - Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, today announced second quarter 2012 financial results for the three month period ended June 30, 2012.

Second Quarter 2012 Year-Over-Year Financial Highlights Include:

•	International revenue of $46.2 million, up 16%
•	North America revenue of $21.9 million, up 5%
•	Non-GAAP gross margin of 55.1%, up from 53.1%
•	PAD[1] segment non-GAAP operating margin of 11.4%
•	Cash and investments portfolio of $135 million at June 30, 2012

Louis P. Scafuri, Chief Executive Officer of Syneron, commented, “During the second quarter we achieved strong financial results, including our third consecutive quarter with record revenue. Strong PAD segment sales were mainly driven by the international launch of the elōs Plus™ next generation multi-platform system and continued strong adoption of the recently launched eLase™, eTwo™, and GentleMax Pro systems. In addition to the strong PAD revenue, we also delivered improved gross margin and further leveraged our operating infrastructure, which translated to an improved operating profit. For the second half of the year, we expect PAD results to benefit from the recently acquired business of UltraShape, the U.S. launch of elōs Plus™, and the expected launch of exciting body contouring products that are complementary to our existing portfolio.”

Revenue: Second quarter 2012 revenue was $68.1 million, an increase of 12.4% compared to $60.6 million in the second quarter of 2011. This included strong PAD segment revenue growth, which was mainly driven by ongoing new product adoption and new products launched during the quarter. In addition, the Company achieved significant growth in EBU2 segment revenue.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30, 2012:

Gross Margin for the second quarter 2012 was 55.1%, compared to 53.1% in second quarter 2011, primarily due to a higher production and sales volume, recently implemented costs cutting and efficiency measures, and year-over-year improvements in EBU gross margin.

Operating Income for the second quarter 2012 was $3.1 million, up from $0.3 million in second quarter 2011, representing 4.6% of revenue in the quarter, compared to 0.5% in second quarter 2011.

The year-over-year increase in non-GAAP operating income was primarily related to the revenue growth, the 200 basis point improvement in gross margin, and improved leverage of the Company’s fixed cost base. This was partially offset by an increase in operating expenses associated with the growth in EBU segment revenues. The EBU currently incurs higher relative operating expenses compared to the PAD segment due to start-up costs associated with developing and significant investment in marketing its emerging technologies and products.

Net Income for the second quarter 2012 was $1.9 million, up from $0.2 million in the second quarter of 2011.

Earnings Per Share for the second quarter 2012 were $0.05, up from $0.01 in second quarter 2011.

Net income and earnings per share for the second quarter 2012 are adjusted to exclude the following items, which are detailed in the Company's financial tables:

-	Amortization of acquired intangible assets of $2.1 million
-	Stock-based compensation of $1.3 million
-	Non-recurring costs associated with the voluntary field action regarding the LiteTouch Dental Laser Product in Europe of $0.3 million
-	Other non-recurring costs of $0.3 million

GAAP Financial Highlights for the Second Quarter Ended June 30, 2012:

Gross Margin for the second quarter 2012 was 53.2%, compared to 51.4% in second quarter 2011, primarily due to higher production and sales volume, recently implemented costs cutting and efficiency measures, and year-over-year improvements in EBU gross margin.

Operating Loss for the second quarter 2012 was $0.9 million, compared to $1.1 million in second quarter 2011.

The decrease in GAAP operating loss was primarily related to the revenue growth, the 180 basis point improvement in gross margin, and improved leverage of the Company’s fixed cost base. This was partially offset by an increase in operating expenses associated with the growth in EBU segment revenues. The EBU currently incurs higher relative operating expenses compared to the PAD segment due to start-up costs associated with developing and significant investment in marketing its emerging technologies and products.

Net Loss for the second quarter 2012 was $1.6 million, compared to $0.3 million in second quarter of 2011.

Loss Per Share for the second quarter 2012 was $(0.05), compared to $(0.01) in second quarter 2011.

Cash Position: As of June 30, 2012, the Company’s cash and investments portfolio was $135 million.

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Asaf Alperovitz, Chief Financial Officer of Syneron, commented, “We achieved strong financial results during the quarter, including record revenue in both the PAD and EBU segments. In the PAD segment, we are successfully leveraging our fixed cost base and implementing expense reduction initiatives, which drove PAD segment non-GAAP operating margin of 11.4%. On a consolidated basis, the strong PAD segment performance drove non-GAAP net income of $1.9 million.”

Mr. Alperovitz continued, “In the EBU segment, we had a strong quarter across all the Syneron Beauty home use products and continued to move forward with our plan to reach EBU profitability by expanding direct sales, introducing high margin products and implementing manufacturing and operating cost reduction initiatives. We reached the significant threshold of $1.0 million in quarterly revenue of our skin brightening products and remain on track to receive regulatory approvals for elure in key Asian markets by the end of the year. Overall, we continue to be excited about the long-term prospects for this new, high growth segment of our business.”

Unaudited Non-GAAP segment results for the three months ended June 30, 2012 and 2011 (in thousands):

	For the three-months ended
	June 30,	% of	June 30,	% of	% of
	2012	Revenues	2011	Revenues	Change

Revenues

PAD	$61,146	89.8%	$54,468	89.9%	12.3%
EBU	6,925	10.2%	6,115	10.1%	13.2%

Total revenues	$68,071	100.0%	$60,583	100.0%	12.4%

Operating income (loss)

PAD	$6,977	11.4%	$3,235	5.9%	115.7%
EBU	(3,869)	(55.9)%	(2,951)	(48.3)%	31.1%

Total operating income	$3,108	4.6%	$284	0.5%	994.4%

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Unaudited GAAP segment results for the three months ended June 30, 2012 and 2011 (in thousands):

	For the three-months ended
	June 30,	% of	June 30,	% of	% of
	2012	Revenues	2011	Revenues	Change

Revenues

PAD	$61,146	89.8%	$54,439	89.9%	12.3%
EBU	6,925	10.2%	6,115	10.1%	13.2%

Total revenues	$68,071	100.0%	$60,554	100.0%	12.4%

Operating income (loss)

PAD	$3,390	5.5%	$1,906	3.5%	77.9%
EBU	(4,282)	(61.8)%	(3,016)	(49.3)%	42.0%

Total operating loss	$(892)	(1.3)%	$(1,110)	(1.8)%	(19.6)%

Use of Non-GAAP Measures

This press release provides financial measures for gross margin, operating margin, operating income (loss), net income (loss), earnings (loss) per share, which exclude one-time expenses relating to the mergers with Candela Corporation and Primaeva Medical Inc, an expense charge related to stock-based compensation and amortization, one-time severance and other one-time charges and non-recurring costs, and non-recurring costs associated with the voluntary field action regarding the LiteTouch Dental Laser Product in Europe, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating margin, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference call

Syneron management will host its second quarter 2012 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Q2 2012 Results Webcast.”

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Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-844-6886 in the U.S., and 970-315-0315 from overseas. The conference pass code is: 13010078.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

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Syneron, the Syneron logo, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

1 – PAD: Professional Aesthetic Device segment, which includes the results of the Syneron and Candela device businesses.

2 – EBU: Emerging Business Units. Products in the EBU include mē home-use hair removal system, elure Advanced Skin Brightening products, Tända LED systems, Light Instruments’ dental laser devices along with pipeline products that include Fluorinex teeth whitening and fluorination.

Syneron Contacts:

Asaf Alperovitz, Chief Financial Officer

+ 972 73 244 2283

Email: asafa@syneron.com

Zack Kubow, The Ruth Group

646-536-7020

Email: zkubow@theruthgroup.com

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Syneron Medical Ltd.

Unaudited Condensed Consolidated Statements of Loss

(in thousands, except per share data)

	For the three-months ended		For the six-months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011

Revenues	$68,071	$60,554	$130,730	$110,337
Cost of revenues	31,855	29,417	62,317	52,996

Gross profit	36,216	31,137	68,413	57,341

Operating expenses:
Sales and marketing	20,606	18,409	40,343	32,999
General and administrative	8,450	8,072	17,252	15,326
Research and development	7,731	8,156	14,424	14,524
Other expenses	321	(2,390)	321	(1,791)

Total operating expenses	37,108	32,247	72,340	61,058

Loss from operations	(892)	(1,110)	(3,927)	(3,717)

Other income:
Financial Income, net	109	416	598	750
Other income	-	-	-	24

Total other income	109	416	598	774

Loss before taxes on income	(783)	(694)	(3,329)	(2,943)

Taxes on income	1,166	54	1,671	524

Loss before non-controlling interest	(1,949)	(748)	(5,000)	(3,467)

Net loss attributable to non-controlling interest	340	464	776	806

Loss attributable to Syneron shareholders	$(1,609)	$(284)	$(4,224)	$(2,661)

Loss per share:

Basic and Diluted
Loss before non-controlling interest	$(0.06)	$(0.02)	$(0.14)	$(0.10)
Net loss attributable to non-controlling interest	0.01	0.01	0.02	0.02
Net loss attributable to Syneron shareholders	$(0.05)	$(0.01)	$(0.12)	$(0.08)

Weighted average shares outstanding:
Basic and Diluted	35,382	35,152	35,355	35,035

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Syneron Medical Ltd.

Condensed Consolidated Balance Sheets

(in thousands)

	June 30,	December 31,
	2012	2011 (*)
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$48,963	$62,319
Short-term bank deposits	25,767	23,771
Available-for-sale marketable securities	49,643	70,463
Trade receivable, net	51,970	43,300
Other accounts receivables and prepaid expenses	7,512	8,891
Inventories, net	36,988	31,169

Total current assets	220,843	239,913

Long-term assets:
Severance pay fund	537	295
Long-term deposits and others	2,029	2,118
Long-term available-for-sale marketable securities	10,588	15,590
Investments in affiliated companies	1,200	200
Property and equipment, net	5,861	4,155
Intangible assets, net	37,575	31,813
Goodwill	25,627	18,867
Deferred taxes	8,340	10,060

Total long-term assets	91,757	83,098

Total assets	$312,600	$323,011

Liabilities and Stockholders' Equity

Current liabilities:
Short term bank credit	$-	$1,082
Accounts payable	22,779	21,094
Deferred Revenues	12,973	11,550
Other accounts payable and accrued expenses	42,486	41,704

Total current liabilities	78,238	75,430

Long-term liabilities:
Contingent consideration liability	8,756	2,535
Deferred Revenues	3,221	4,112
Warranty Accruals	528	564
Accrued severance pay	758	496
Deferred taxes	4,626	5,182

Total long-term liabilities	17,889	12,889

Stockholders' equity:	216,473	234,692

Total liabilities and stockholders' equity	$312,600	$323,011

(*) Derived from audited financial statements

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Syneron Medical Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	For the six-months ended:
	June 30,	June 30,
	2012	2011
Cash flows from operating activities:
Net loss before non-controlling interest	$(5,000)	$(3,467)
Adjustments to reconcile net loss to net cash used by operating activities:
Share-based compensation	2,471	1,524
Depreciation and amortization	5,139	5,164
Impairments of intangible assets	225	-
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	(366)	(509)
Revaluation of contingent liability	96	(2,541)
Changes in operating assets and liabilities
Trade receivable, net	(8,896)	(4,817)
Inventories, net	(6,760)	(787)
Other accounts receivables	831	641
Deferred taxes	2,243	(257)
Accrued severance pay, net	(6)	(2)
Accounts payable	930	(255)
Deferred revenue	685	(39)
Accrued warranty accruals	328	(418)
Other accrued liabilities	(6,948)	(727)

Net cash used in operating activities	(15,028)	(6,490)

Cash flows from investing activities:
Purchases of property and equipment	(883)	(1,339)
Investments in long-term deposits and others	-	(770)
Proceeds from the sale or maturity of available-for-sale marketable securities	43,129	61,235
Purchase of available-for-sale marketable securities	(16,907)	(39,798)
Investments in short-term deposits, net	(2,006)	(15,238)
Investments in affiliated company	(1,000)	-
Net cash paid in acquisition of subsidiaries	(15,050)	-
Other investing activities	(127)	(22)

Net cash provided by investing activities	7,156	4,068

Cash flows from financing activities:
Short term bank credit, net	(1,082)	(2,737)
Acquisition of shares held by non-controlling shareholders of a subsidiary	(5,000)	-
Proceeds from exercise of stock options	1,055	3,745

Net cash provided by (used in) financing activities	(5,027)	1,008

Effect of exchange rates on cash and cash equivalents	(456)	397

Net decrease in cash and cash equivalents	(13,356)	(1,017)

Cash and cash equivalents at beginning of period	62,319	63,821

Cash and cash equivalents at end of period	$48,963	$62,804

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Syneron Medical Ltd.

Unaudited Non-GAAP Financial Measures and Reconciliation

(in thousands, except per share data)

	For the three-months ended		For the six-months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011

GAAP operating loss	$(892)	$(1,110)	$(3,927)	$(3,717)

Stock-based compensation	1,278	854	2,471	1,524
Amortization of intangible assets	2,053	2,036	3,884	3,979
Merger and other non-recurring items	669	(1,496)	1,374	(888)

Non-GAAP operating income	$3,108	$284	$3,802	$898

GAAP net loss attributable to Syneron shareholders	$(1,609)	$(284)	$(4,224)	$(2,661)

Stock-based compensation	1,278	854	2,471	1,524
Amortization of intangible assets	2,053	2,036	3,884	3,979
Merger and other non-recurring items	669	(1,496)	1,374	(888)
Income tax adjustments	(535)	(901)	(1,098)	(1,515)

Non-GAAP net income attributable to Syneron shareholders	$1,856	$209	$2,407	$439

Income (Loss) per share:

Basic
GAAP net loss attributable to Syneron shareholders	$(0.05)	$(0.01)	$(0.12)	$(0.08)

Stock-based compensation	0.04	0.02	0.07	0.04
Amortization of intangible assets	0.06	0.06	0.11	0.11
Merger and other non-recurring items	0.02	(0.04)	0.04	(0.03)
Income tax adjustments	(0.02)	(0.03)	(0.03)	(0.04)

Non-GAAP net income per share attributable to Syneron shareholders	$0.05	$0.01	$0.07	$0.01

Diluted
GAAP net loss attributable to Syneron shareholders	$(0.04)	$(0.01)	$(0.12)	$(0.07)

Stock-based compensation	0.04	0.02	0.07	0.04
Amortization of intangible assets	0.06	0.06	0.11	0.11
Merger and other non-recurring items	0.02	(0.04)	0.04	(0.02)
Income tax adjustments	(0.01)	(0.03)	(0.03)	(0.04)

Non-GAAP net income per share attributable to Syneron shareholders	$0.05	$0.01	$0.07	$0.01

Weighted average shares outstanding:

Basic	35,382	35,152	35,355	35,035

Diluted	35,869	35,916	35,885	35,842

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